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                          April 3, 2024

       Evert Schimmelpennink
       President and Chief Executive Officer
       LENZ Therapeutics, Inc.
       445 Marine View Ave., Ste. #320
       Del Mar, California 92014

                                                        Re: LENZ Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 29,
2024
                                                            File No. 333-278393

       Dear Evert Schimmelpennink:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ben Capps